Filed by Ginkgo Bioworks Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001-40354

Date: July 25, 2022

On July 25, 2022, Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) made available the following communications.

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Communication to Ginkgo Employees from Jason Kelly, Chief Executive Officer:

Hi all,

We have exciting news to share today! This morning we published two press releases about two acquisitions that we believe will help grow our platform and help us achieve our mission to make biology easier to engineer. One is the story you already know—the deal we announced previously about acquiring Bayer’s agricultural biologicals R&D facility and integrating the Joyn R&D platform. The other is that we will be acquiring Zymergen and working to integrate their horizontal technologies into our platform.

We have frequently talked about the incredible respect that we have for the Zymergen team and the strength of the technologies that they have built for cell programming. We share a common vision with the Zymergen team–that biology can transform a wide range of industries from manufacturing to agriculture to medicine, and that automation, software, and data science can help us to unlock the power of biology to do great things.

We are beyond thrilled to integrate Zymergen’s capabilities into our platform. We believe that doing this will accelerate the growth of both our Foundry and Codebase and help us continue to deliver on our mission to make biology easier to engineer for our customers and drive down the costs of cell programming as we invest in scale.

We plan to integrate Zymergen’s core automation and software technologies for scaling strain engineering capacity into our Foundry, including Zymergen’s machine learning and data science tools for exploring known and unknown genetic design space. We will remain a horizontal platform, enabling customers across industries rather than producing our own products, and support Zymergen’s plans to explore strategic alternatives for their Advanced Materials and Drug Discovery businesses. Until the transaction closes, both companies will continue to operate independently.

I’m sure you have lots of questions, and we will work hard to answer those over the coming days—please do join the conference call for investors starting at 8:30AM ET if you can (realize it’s early on the West Coast!), and we’ll have an employee town hall immediately after at this link to answer any questions. You can also check out an FAQ with more information about the transaction and what happens next. The town hall today won’t be recorded, but there will be other chances to ask questions during office hours with me, Anna Marie, Barry, and Reshma throughout the week. And lastly, please see this legal notice containing important information about the transaction and this communication, as required by law.

We’re so excited to work with the amazing teams from Bayer, Joyn, and Zymergen to continue to grow our offerings and our capabilities to support the essential work happening across industries to grow the bioeconomy. You can read more about these exciting transactions in our press releases today on Bayer and Zymergen.

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Frequently Asked Questions for Employees:

Ginkgo to Acquire Zymergen

Frequently Asked Questions (FAQ) for Ginkgo Employees

While we’ll have plenty of opportunities to discuss this transaction through town hall meetings and office hours this week, we wanted to provide a short written FAQ document that may help answer some high level questions and also provide some guidance around how we can act and communicate between now and closing.

What is happening?

a.

Ginkgo and Zymergen have entered into a definitive agreement under which Ginkgo will acquire Zymergen in an all-stock transaction. Zymergen shareholders will own 5.25% of the pro forma combined company following the transaction.

b.

We expect the integration of Zymergen’s complementary automation, software, and data science tools as well as biological assets to significantly enhance the capacity, capabilities, and efficiency of Ginkgo’s platform for its diverse customer base and enable new growth opportunities across many end markets.

c.	The transaction is expected to be completed by the first quarter of 2023.

d.	You can read more in our press release and other public filings.

2.	Who is Zymergen?

a.	Zymergen is a publicly traded company headquartered in Emeryville, CA. Zymergen designs, develops, and commercializes microbes, molecules, and materials for diverse end markets.

b.	Zymergen is currently organized under three business areas focused on multiple markets:

i.

Advanced Materials: seeks to employ bio-advantaged molecules or microbes to develop and deliver high performance products and is currently focused on four markets: agriculture, water repellency, advanced polymers, and healthcare.

ii.

Drug Discovery: leverages Zymergen’s differentiated access to natural products as a source of diverse chemical matter provided by its unified metagenomics database, which Zymergen leverages to identify new therapeutic compounds.

iii.	Automation: offers automation technology to Zymergen and to organizations interested in improving the throughput, efficiency, and reliability of their lab operations.

c.	Zymergen’s businesses are supported by a robust technology platform.

d.	For more information on Zymergen, please visit www.zymergen.com.

3.	Why is Ginkgo acquiring Zymergen? How does this fit into our existing business?

a.

This is a strategic acquisition for us. We believe that the capabilities developed by Zymergen will accelerate Ginkgo’s platform development and drive significant value for both current and future customers.

b.

We plan to integrate Zymergen’s core automation and software technologies for scaling strain engineering capacity into our platform, including Zymergen’s machine learning and data science tools for exploring known and unknown genetic design space. We’ve long respected and admired Zymergen and are excited for this acquisition.

4.	What are the next steps to complete the acquisition? What should I expect between now and then?

a.	We expect the transaction to be completed by Q1 2023, subject to approval by the stockholders of Zymergen, as well as regulatory approvals and satisfaction of other customary closing conditions.

b.	Until completion of the transaction, both organizations will continue to operate as separate entities.

5.	Who is leading the integration? What can I expect in terms of integration?

a.	Integration execution will not formally begin until we complete the transaction.

b.

Between now and then, we expect to build a transition and integration planning team to determine how best to integrate Zymergen’s capabilities into Ginkgo’s platform. We have recently hired a new integration leader, who will be working with each department to build our integration capabilities as well as develop and execute integration plans.

c.	We will keep employees informed of key developments.

6.	Will our mission or business model change?

a.	Ginkgo’s mission is to make biology easier to engineer - that doesn’t change.

b.

We will continue to focus on building an industry-leading horizontal platform for cell programming to address some of the world’s most challenging problems. We look forward to enhancing our cell programming offering to customers with this acquisition.

7.	What is the culture of Zymergen like? How will we fit together?

a.

Ginkgo and Zymergen share a common vision: the belief that biology can transform a wide range of industries including manufacturing, agriculture, and medicine and the goal to build teams and technologies that enable this vision to come to life.

b.	We will have a lot to learn from one another and look forward to welcoming Zymergen into Ginkgo as we embark on this next chapter of development and growth.

8.	How soon can Ginkgo employees interact with Zymergen employees?

a.

We expect the transaction to be completed by Q1 2023. Between now and then, both companies will continue to operate as independent companies and so you should not change the way you engage with Zymergen employees until the transaction closes, continuing to respect your confidentiality obligations.

b.	A small group of people will be engaging more directly with Zymergen as part of the transition and integration planning process.

9.	What does this mean for customers and suppliers? What should I tell customers and suppliers about this transaction?

a.

Please tell them that we continue to recognize the importance of building an ecosystem around our cell programming platform. We’re excited that this acquisition will add to the value our platform provides once it completes.

b.	Letters were sent to Ginkgo’s customers and suppliers about the transaction.

c.	If any questions arise that you do not feel like you can answer, please feel free to reach out to your manager (who can continue to escalate if needed).

10.	What do I do if I’m asked about the transaction by the media or an external party?

a.	Inquiries from the media should be referred to press@ginkgobioworks.com.

b.	Inquiries from analysts or investors should be referred to investors@ginkgobioworks.com.

11.	Where can I learn more?

a.	Please join the employee town hall meeting directly following our public conference call (probably starting around 9:30am ET on Monday)

b.	If you miss that, Ginkgo leadership involved in the transaction including Jason, Reshma, Barry, Anna Marie, and others will be hosting office hours this week - please feel free to stop by

c.	There are also a ton of details in our public filings, including the conference call, 8-K, and filed merger agreement that you can dig into!

And lastly, please see this required legal notice, which includes forward looking statements and other important SEC information about the proposed transaction.

* * * * *

LinkedIn:

Twitter:

Ginkgo Bioworks
@Ginkgo

Exciting news! We're acquiring @Zymergen! Join our conference call this morning at 8:30am ET

Press release: prnewswire.com/news-releases/...
Investor call link: investors.ginkgobioworks.com/events
Key info: ginkgobioworks.com/wp-content/upl...

prnewswire.com
Ginkgo to Acquire Zymergen
Acquisition is expected to accelerate the development of Ginkgo's innovative horizontal synthetic biology platform Expect integration of Zymergen's...

7:15 AM · Jul 25, 2022 · Twitter Web App

Anna Marie Wagner
@AnnaMarieWagner

It was a busy weekend! Excited to announce @Ginkgo 's signing of our @Bayer transaction as well as our planned acquisition of @Zymergen! 🌱
Bayer PR: prnewswire.com/news-releases/...
Zymergen PR: prnewswire.com/news-releases/...
Key info: ginkgobioworks.com/wp-content/upl...

GINKGO BIOWORKS

prnewswire.com
Ginkgo to Acquire Zymergen
Acquisition is expected to accelerate the development of Ginkgo's innovative horizontal synthetic biology platform Expect integration of Zymergen's...

7:25 AM · Jul 25, 2022 · Twitter Web App

Additional Information and Where to Find It

In connection with the proposed transaction involving Ginkgo Bioworks Holdings, Inc. (“Ginkgo”) and Zymergen Inc. (“Zymergen”), Ginkgo intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo. Each of Ginkgo and Zymergen may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Ginkgo or Zymergen may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Ginkgo, Zymergen and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com. Copies of the documents filed with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com.

Participants in the Solicitation

Ginkgo, Zymergen, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. Information about the directors and executive officers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Ginkgo or Zymergen using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Ginkgo’s and Zymergen’s control. Statements in this communication regarding Ginkgo, Zymergen and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Ginkgo’s and Zymergen’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Ginkgo’s and Zymergen’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Ginkgo’s and Zymergen’s control. Additional information concerning these risks, uncertainties and assumptions can be found in Ginkgo’s and Zymergen’s respective filings with the SEC, including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10 Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and effectively integrate Zymergen’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Ginkgo, Zymergen or the combined company; Ginkgo, Zymergen or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Ginkgo or Zymergen or on Zymergen’s or Ginkgo’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Ginkgo or Zymergen. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Ginkgo or Zymergen, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on Ginkgo’s and Zymergen’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.